Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY UPDATES HELIUM TESTING RESULTS

Listed: TSX Venture Exchange (Symbol: RGW)

Calgary, July 16, 2004 ---- Ridgeway Petroleum Corp. announces the results of the further testing of the recently drilled 11-18 helium/CO_2 well in Apache County, Arizona.

A gas composition analysis of two samples reports that the newly discovered zone, the Middle Granite Wash, has a helium content of approximately 0.51 percent.

In a News Release dated June 30, 2004, the Company announced that the deepest known productive zone, the Granite Wash, had a helium content of approximately 0.575 percent. At the same time, the Company also announced that it would be testing the newly discovered two zones above the Granite Wash and now called the Middle and Upper Granite Wash, respectively. These results are significantly higher than the helium composition in either of the two wells also tested in this deepest zone. The 10-22 well, located some eight miles to the south, tested a helium content ranging from 0.1 to 0.15 percent while the 9-21 well, located approximately 14 miles to the southeast, tested 0.138% in the same zone. The upper two zones, the Amos Wash and the Fort Apache, have shown a helium content averaging 0.6 percent in earlier testing.

In a preliminary Granite Wash reservoir geological evaluation by George L. Scott III, a consulting geologist based in Roswell, New Mexico, it is estimated that the additional helium in place could exceed 50 billion cubic feet. This is as a result of the well's confirmation of better reservoir quality moving northwest in the field, with higher porosity and net thickness than suggested by earlier mapped trends, which incorrectly projected a thinning of net reservoir porosity. The 11-18 well data suggests that additional Granite Wash formation Helium/CO_2 gas accumulations are stratigraphically feasible over an additional 10,000 acres within the northwestern half of the Company's St. Johns field.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4
Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294
e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

An independent engineering report, prepared by William M. Cobb and Associates, Inc. in 1999, contained an estimate of 64 billion cubic feet of helium in place for the Amos Wash and the Fort Apache only. The Company notes however that these gas volume estimates are not for proven reserves and it is uncertain what portion of the gas in place can be economically recovered.

Additional well testing to establish flow rates and pressures from the Granite Wash interval is scheduled for the week of July 26th, 2004.

Pending results from further testing coupled with the significantly higher helium accumulation noted above, the Company foresees that the results could have a very positive impact on the economics of its Project. The Project contemplates the development of the St. Johns field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

W. B. Ruck, President